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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

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                               THE RIVAL COMPANY
                       (Name of Subject Company [Issuer])

                           MORIARTY ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                             HOLMES PRODUCTS CORP.
                                    (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   768020109
                     (CUSIP Number of Class of Securities)

                                 JORDAN A. KAHN
                                   PRESIDENT
                             HOLMES PRODUCTS CORP.
                             233 FORTUNE BOULEVARD
                               MILFORD, MA 01757
                                 (508) 634-8050
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

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                                WITH A COPY TO:
                             DONALD H. SIEGEL, P.C.
                           MICHAEL L. ANDRESINO, ESQ.
                      POSTERNAK, BLANKSTEIN & LUND, L.L.P.
                            100 CHARLES RIVER PLAZA
                          BOSTON, MASSACHUSETTS 02114
                                 (617) 973-6100

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     Moriarty Acquisition Corp., a Delaware corporation ("Purchaser"), and
Holmes Products Corp., a Massachusetts corporation ("Parent"), hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on December 23, 1998, with respect to Purchaser's offer to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Rival Company, a Delaware corporation (the "Company"), at a purchase price of $13.75 per Share, net to the seller in cash, without interest thereon. All capitalized terms used herein shall have the meaning set forth in the Schedule 14D-1 and the Offer to Purchase dated December 23, 1998, except as may otherwise be provided herein.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(b) The information set forth in Paragraphs (a)-(b) of Item 4 is hereby amended and supplemented by the following:

     On January 29, 1999, Parent entered into an agreement (the "Purchase Agreement") for the sale to BancBoston Robertson Stephens Inc. and Lehman Brothers Inc., as initial purchasers, of $31,250,000 principal amount of the New Notes, at an offering price to investors of 96.0%. The sale of the New Notes is being made to institutional investors in reliance on Rule 144A and other registration exemptions under the Securities Act of 1933, as amended. A press release relating to the foregoing is filed as Exhibit (a)(12) to the Schedule 14D-1 and is incorporated herein by reference.

     A copy of the Purchase Agreement relating to the sale of the New Notes has been filed as Exhibit (b)(1) to the Schedule 14D-1 and is incorporated herein by reference. Reference is made to the Purchase Agreement for the actual terms and conditions thereof.

ITEM 10.  ADDITIONAL INFORMATION.

     (b)-(c) The information set forth in Paragraphs (b) and (c) of Item 10 is hereby amended and supplemented by the following:

     The FTC has granted the request of affiliates of Berkshire Partners for early termination of the waiting period under the HSR Act applicable to their acquisition of additional common stock of Parent pursuant to the Equity Commitment.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended by adding thereto the following exhibits:

     (a)(12) Text of Press Release issued by Parent on January 29, 1999.

     (b)(1) Purchase Agreement dated as of January 29, 1999 among Parent, BancBoston Robertson Stephens Inc. and Lehman Brothers Inc.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            HOLMES PRODUCTS CORP.

                                            By:   /s/ IRA B. MORGENSTERN
                                              ----------------------------------
                                                      IRA B. MORGENSTERN
                                               SENIOR VICE PRESIDENT -- FINANCE

                                            MORIARTY ACQUISITION CORP.

                                            By:   /s/ IRA B. MORGENSTERN
                                              ----------------------------------
                                                      IRA B. MORGENSTERN
                                                          TREASURER

Dated: February 1, 1999

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                                 EXHIBIT INDEX

EXHIBIT NO.                            DESCRIPTION
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
  (a)(12)      Text of Press Release issued by Parent on January 29, 1999.

  (b)(1)       Purchase Agreement dated as of January 29, 1999 among
               Parent, BancBoston Robertson Stephens Inc. and Lehman
               Brothers Inc.